Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
June 4, 2010
VIA FEDERAL EXPRESS AND
THE EDGAR SYSTEM
Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E. — Mail Stop 4561
Washington, D.C. 20549
Re:	Synaptics, Inc. Form 10-K for Fiscal Year Ended June 30, 2009
Dear Ms. Mills-Apenteng:
     The following is in response to your letter dated May 4, 2010. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Compensation Discussion and Analysis are marked to show proposed changes discussed herein.
Form 10-K for Fiscal Year Ended June 30, 2009
Part I
Item 1A. Risk Factors
The valuation of our technology conducted in connection with our international operating structure, page 27
1.	SEC Comment: We note your assertions in response to prior comment 2 that you determined that information relating to your international operating structure is not material to investors. Given your statements in response to prior comment 1 of our letter dated December 29, 2009 that substantially all of your company’s manufacturing, research and development and sales occurs outside of the United States, it is unclear how you concluded that information concerning the restructuring is not material. Please provide us with a detailed analysis, including a discussion of the principal quantitative and/or qualitative factors relied upon, that supports your conclusion that information relating to your international operating structure is not material and need not be disclosed.
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Maryse Mills-Apenteng
June 4, 2010

Company Response: You have requested that the Company discuss the principal quantitative and/or qualitative factors relied upon by the Company that supports its conclusion that the international operating structure is not material and need not be disclosed.

As disclosed in Item 1A — Risk Factors, the international operating structure was implemented in fiscal 2005. Under the structure, generally, one of the Company’s affiliates licensed certain rights to pre-existing and in-process technology associated with its products for exploitation in all geographic markets except the U.S., Japanese, and Korean markets, which is referred to as “ROW markets.” The affiliate also acquired ownership of all future economic rights to products sales in ROW markets by entering into an agreement to license certain intangibles and a cost-sharing agreement under which Synaptics and its affiliate will share research and development costs in accordance with certain tax rules and regulations. The Company believes this structure appropriately reflects where its profits are generated and may result in future tax advantages to the Company. The stated risk being that the valuation of the Company’s technology in connection with the international operating structure may be challenged, which could result in additional taxes, penalties, and interest. The Company determined this disclosure with respect to its international operating structure was material to investors and in connection with that determination disclosed it as a risk factor.

The sales and organizational restructuring involved how the Company did business with ROW customers as ROW is defined above. As the Company grew its operations and established resources and infrastructure to support ROW customers the Company changed the way it did business with ROW customers, which represented 96% of the revenue of the Company in fiscal 2005. After the sales and organizational restructuring occurred in fiscal 2005, a 100% wholly owned subsidiary of Synaptics receives, approves, and processes all purchase orders from ROW customers. Prior to the sales and organizational restructuring, the parent company, Synaptics, did business directly with ROW customers. There was no direct cost associated with the process changes necessary to implement the sales and organizational restructuring.

As stated in the Company’s response dated January 29, 2010, all the Company’s manufacturing is performed outside the United States. Substantially all sales occur, and meaningful research and development is performed, outside the United States in strategic locations. To clarify, the phrase meaningful research and development as used above should be interpreted to mean more than inconsequential. Accordingly, most research and development activity in fiscal 2005 took place in the United States and this fact remains unchanged in fiscal 2009.

The sales and organizational restructuring did not change where the Company maintained research and development personnel, did not change where the Company’s products were manufactured, and did not change the customer base. The sales and
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Maryse Mills-Apenteng
June 4, 2010

organizational restructuring did change which company within the consolidated group processes orders from its ROW customers.

As stated in the Business section of the fiscal 2009 Form 10-K:
•	International sales constituted approximately 99% of revenue in each of fiscal years 2007, 2008, and 2009.

•	The Company employs a virtual manufacturing platform through third-party relationships. The Company’s third-party contract manufacturers are Asian-based organizations.

•	The Company maintains customer support offices in the United States, Taiwan, China, Korea, Japan, Hong Kong, and Switzerland.

•	The Company maintains technology, engineering, and product design functions in the United States, Taiwan, Hong Kong, Korea, Japan, and China.

•	As of June 30, 2009 the Company employed 524 employees, of which 336 were located in North America.

•	The Company’s research and development expenses were approximately $39.4 million, $50.1 million, and $68.0 million in fiscal 2007, 2008, and 2009, respectively
In fiscal 2007 approximately 92% of research and development costs were incurred in the United States and in both fiscal 2008 and 2009 approximately 93% of research and development costs were incurred in the United States.

As the Company prepares and files consolidated financial statements with its subsidiaries, these internal and intercompany changes had no impact on the Company’s revenue, cost of goods sold, selling, general, and administrative expenses, or research and development expenses. The Company determined that the sales and organizational restructuring was not material because it had no impact on revenue, cost of goods sold, or operating expenses, simply which company within the consolidated group did business with ROW customers.

As derived from the discussion above, the principal qualitative and quantitative factor supporting the conclusion that further disclosure of the international operating structure, beyond that already disclosed in the Company’s Form 10-K, is not warranted is the fact that the structure is designed around a group of 100% wholly owned subsidiaries and branch operations of the parent company. All of the subsidiaries, branches, and the parent company are included in the consolidated financial statements and all intercompany transactions have been eliminated upon consolidation.
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Maryse Mills-Apenteng
June 4, 2010

Accordingly, the international operating structure did not change revenue, cost of sales, or operating expenses in the consolidated financial statements.

The Company believes that additional disclosure of its international operating structure is not warranted based on the disclosure presented in Item 1A — Risk Factors associated with the valuation of its technology conducted in connection with its international operating structure coupled with the other disclosures already contained in the Business section.
Part III
Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)
Compensation Discussion and Analysis, page 7
General
2.	SEC Comment: You state that you benchmark base salary compensation levels at selected companies with revenue between $200 million and $1.0 billion. Given that revenues for Synaptics, Inc. have not exceeded $500 million in that past three years, please tell us, and consider disclosing, why you believe it is appropriate to benchmark compensation for your named executive officers at the midpoint of a group that includes companies generating revenue of up to $1.0 billion.

Company Response: The Compensation Committee believes that the selected group represents the group with which the Company primarily competes to attract and retain executive talent. In addition, while the Company’s revenue is lower than the midpoint of the group, the Company is substantially above the midpoint in terms of revenue growth, earnings growth, return on equity, and other commonly accepted indicia of performance. Pursuant to the Staff’s comment, the Company proposes to revise its disclosure regarding the benchmark compensation for the Company’s named executive officers. See revised disclosures under “Fiscal 2009 Incentive Compensation Program.”
Base Salary and Annual Bonuses, page 8
3.	SEC Comment: In response to prior comment 5, you indicate that the company has omitted target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K. As previously requested, please provide meaningful disclosure in response to that instruction regarding how difficult it was for the executives or how likely it was for the company to achieve the undisclosed target levels.
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Maryse Mills-Apenteng
June 4, 2010

Company Response: The Company believes that it was difficult for its executives to achieve their incentive targets because achieving such target levels required a substantial increase in performance over the prior year’s results. Pursuant to the Staff’s comment, the Company proposes to revise its disclosure regarding how difficult it was for the executives to achieve the undisclosed target levels. See revised disclosures under “Fiscal 2009 Incentive Compensation Program.”

4.	SEC Comment: It appears that individual bonus awards are dependent on the size of the actual bonus pool for the fiscal year, which can vary from year to year based on the achievement of specified operating profit targets. Please clarify and revise your disclosure to explain whether your compensation committee may exercise discretion in awarding annual cash bonuses in the absence of meeting the specified operating profit targets or to reduce or increase the size of the awards for the given fiscal year. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Company Response: The Compensation Committee exercises discretion in determining each executive’s award based upon the available pool, a subjective assessment of the achievement of individual performance goals, and any other relevant factors. Pursuant to the Staff’s comment, the Company proposes to revise its disclosure regarding whether the Compensation Committee may exercise discretion in awarding annual cash bonuses in the absence of meeting the specified operating profit targets or to reduce or increase the size of the awards for the given fiscal year. See revised disclosures under “Annual Bonuses.”

5.	SEC Comment: Your discussion regarding the use of objective performance targets and subjective assessments of individual performance to determine bonus awards is unclear. It appears from your proposed disclosure that determining how individual cash bonuses are awarded to your named executive officers involves a two-stepped process. The first step appears to involve determining whether and to what extent the bonus pool is funded for a given fiscal year based on the attainment of objective, though undisclosed, company performance targets. Once the determination as to the size of the pool is made, the second step involves a qualitative assessment of whether each named executive officer achieved individual performance goals as well as a quantitative assessment of what the specific bonus amount will be. If this accurately reflects your compensation practice, please review your disclosure to make this clear. If not, revise your disclosure to clarify what your compensation practice is. Consider including a separately-captioned heading, such as “Bonus Pool Determination” or the like, immediately preceding the discussion on page 3 regarding how the bonus pool is funded.

Company Response: Pursuant to the Staff’s comment, the Company proposes to revise its disclosure regarding the two-step process by adding the phrase “The determination of annual bonuses involves a two-step process. In the first step . . . .” to the beginning of the second paragraph under “Annual Bonuses” and by adding the
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Maryse Mills-Apenteng
June 4, 2010

phrase “In step two . . .” to the beginning of the third paragraph under “Annual Bonuses.” See revised disclosures under “Annual Bonuses.”
* * * *
     In connection with this response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Furthermore, the Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,
/s/ Robert S. Kant
Robert S. Kant

cc:	Thomas J. Tiernan, Synaptics Incorporated Kathleen A. Bayless, Synaptics Incorporated Kermit Nolan, Synaptics Incorporated
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